Rule 12g3-2(b) File No. 82-4970

May 13, 2008

Ad hoc Release

EXTENDED DEADLINE FOR PRESENTATION OF BANK GUARANTEE

According to contractual agreements, Austrian Airlines have agreed on a deadline for the presentation of a bank guarantee by JJW Central & Eastern Europe Beteiligungsverwaltungs GmbH, the SPV of Sheikh Mohamed Bin Issa Al Jaber, as at 12 May 2008.

Since the bank guarantee has not been procured until close of business yesterday, Austrian Airlines have set an extended deadline expiring 21 May 2008. Among other things the investor claimed in several letters malicious misleading; a legal appeal would be necessary was not made. Austrian Airlines resolutely rejects these allegations and assumes valid contracts.

Rückfragehinweis:
Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, e-mail: prisca.havranek-kosicek@austrian.com

Rückfragehinweis / For further information: Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN Tel: +43 (0) 51766 11231 / Fax: +43 (0) 1 688 65 26, livia.dandrea@austrian.com / patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com; www.austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, Office Park 2 A-1300 Vienna-Airport, P.O.Box 100, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

Die Angaben zur Offenlegung gemäß §§ 24 und 25 Mediengesetz sind unter www.austrian.com auffindbar / Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

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